August 28, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Hugh West

Re:                             Ares Management, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 20, 2015
File No. 001-36429

Dear Mr. West:

Set forth below are the responses of Ares Management, L.P. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter, dated August 11, 2015, addressed to Antony P. Ressler, Chairman and Chief Executive Officer of the Company.  For your convenience, we have repeated each of the Staff’s numbered comments in italicized type followed by the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 100

Results of Operations by Segment, page 125

Tradable Credit Group — Fund Performance Metrics as of December 31, 2014, page 134

1.                                      In an effort to provide transparency and insight into recent trends in your performance fees (incentive fees), please revise your future filings to include a table (by fund, and in comparable format) that presents your accrued incentive fees, realized gains/losses, and unrealized gains/losses, and reconcile these disclosures to your accrued incentive fees and segment performance fees as provided elsewhere in your report (e.g., pages 125 and 262).  Where information is currently provided (in part), it may be necessary to expand your threshold for significance to provide a sufficient level of granularity.  Provide this information for all your segments.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

ARES MANAGEMENT, L.P.

2000 AVENUE OF THE STARS, 12TH FLOOR

LOS ANGELES, CA 90067

TEL (310) 201-4100

Response to Comment 1:

The Company acknowledges the Staff’s comment and will expand its disclosure in future filings to include a tabular presentation of accrued incentive fees, realized gains/losses, and unrealized gains/losses, and will reconcile these disclosures to the Company’s accrued incentive fees and segment performance fees as provided elsewhere in its filings. The Company will also revisit its threshold for significance to provide a sufficient level of granularity.

Item 8. Financial Statements and Supplementary Data, page 180

Note 3. Goodwill and Intangible Assets, page 205

Business Combinations, page 205

2.                                      We note that you acquired interests in Keltic Financial Services, LLC in June 2014 and AREA Sponsor Holdings, LLC and AREA Management Holdings, LLC in July 2013.  Please explain why you have not provided the disclosures required by ASC 805-10-50-2h.  Please advise or revise your disclosure in future filings as necessary.

Response to Comment 2:

The disclosures required by ASC 805-10-50-2h relating to the acquisitions of AREA Management Holdings, LLC, AREA Sponsor Holdings, LLC (together “AREA”) and Keltic Financial Services, LLC (“Keltic”) have not been presented within the Company’s consolidated financial statements on Form 10-K as the Company’s management determined that such acquisitions did not have a material impact on the Company’s financial results in the reporting periods of each acquisition or the prior year comparative periods.

In determining that the acquisition of AREA in July 2013 was not material, the Company based its assessment on the following considerations: i) on a pro forma basis after giving effect to the acquisition, AREA would have represented less than 0.2% of net income for the twelve months ending December 31, 2013 (year of acquisition) and 2012 (annual period preceding year of acquisition); ii) AREA’s impact on pro forma consolidated revenue would have been higher at 12.7% and 16.0% for the twelve months ended December 31, 2013 and 2012, respectively; and iii) the amounts of revenue and net loss of AREA from the acquisition date through December 31, 2013 included in the Consolidated Statements of Operations were $32.5 million and $1.1 million, respectively, and represented approximately 11.5% and 0.2% of Company’s total revenue and total net income for the same period. In addition, as the Company manages its business on a standalone basis (excluding consolidation of funds) and believes the stand alone results are more meaningful to users of its consolidated financial statements, the Company provides financial results on a standalone basis in Note 18, Segment Reporting, within its consolidated financial statements included on Form 10-K.  On a standalone basis, AREA’s revenues represented 7.6% and 7.0% of total segment revenue on a pro forma basis for the twelve months ended December 31, 2013 and 2012, respectively.

In determining that the acquisition of Keltic in July 2014 was not material, the Company based its assessment on the following considerations: i) on a pro forma basis after giving effect to the acquisition, Keltic would have represented less than 0.2% of net income for the twelve months ending December 31, 2014 (year of acquisition) and 2013 (annual period preceding year of acquisition); ii) there was no revenue attributable to Keltic in the year of acquisition as revenues associated with Keltic are eliminated upon consolidation and are presented within investment income in the Company’s Consolidated Statement of Operations. and iii) the amount of income attributable to Keltic from the acquisition date through December 31, 2014 included in the Consolidated Statements of Operations was less than $0.1 million and represented less than 0.1% of Company’s total net income for the same period. In addition, as the Company manages its business on a standalone basis (excluding consolidation of funds) and believes the stand alone results are more meaningful to users of its consolidated financial statements, the Company provides financial results on a standalone basis in Note 18, Segment Reporting, within its consolidated financial statements included on Form 10-K.  On a standalone basis, Keltic’s revenues represented 0.5% and 0.4% of total segment revenue on a pro forma basis for the twelve months ended December 31, 2014 and 2013, respectively.

In future filings, the Company will provide the disclosures required by ASC 805-10-50-2h for all acquisitions or disclose that such acquisition is immaterial to the extent the disclosure is not presented, including acquisitions related to AREA and Keltic. The Company expects to provide the disclosures required by ASC 805-10-50-2h in connection with the recently announced merger with Kanye Anderson that is expected to close on or about January 1, 2016 in a similar manner to the Company’s disclosure of its acquisition of EIF Management, LLC as presented in Note 20, Subsequent Events, as filed on Form 10-K for the year ended December 31, 2014.

Note 9. Redeemable and Non-Controlling Interests, page 241

3.                                      We note your tables on pages 242 and 243 representing the changes in your Redeemable Interests in Ares Operating Group Entities and Non-Controlling Interests in Ares Operating Group Entities, respectively.  Please explain to us the nature of the “tandem award compensation adjustment(s)” and provide us with a discussion of your accounting analysis and the authoritative guidance you used to support your accounting treatment.  In addition, expand your disclosure within Note 2 on page 196 (Redeemable Interests in Ares Operating Group Entities) in your future filings to discuss the nature and terms of the tandem award compensation arrangement.

Response to Comment 3:

Background

In connection with the Company’s acquisition of Indicus Advisors LLC (“Indicus”) in November 2011, certain former owners of Indicus, who became employees of the Company (the “Former Owners”), exchanged their respective equity interests in Indicus for a 1% ownership interest (the “Equity Interest”) in Ares Holdings LP and Ares Investments LLC, the predecessor entities of the Company. One-half of the Equity Interest acquired was fully vested and determined to be consideration exchanged pursuant to the acquisition (the “Purchase Consideration”).  The remaining one-half of the Equity Interest contained a service or performance condition that vested on the earlier of the 5th anniversary of the award date and a qualifying liquidity event (the “Service Award”). The Service Award is being accounted for under ASC 718 Compensation — Stock Compensation (“ASC 718”), and accordingly, the grant date fair value of the Service Award was being recognized as compensation expense over its requisite service period.  Additionally, the Former Owners received a put option on their Equity Interest at a strike price of $40 million exercisable at a future date (the “Fixed Price Put Option”). The Fixed Price Put Option is not detachable from the Equity Interest.  The Company determined the Fixed Price Put Option did not require bifurcation from the host contract under ASC 815-15 and that ASC 480 was applicable as the Equity Interest is not mandatorily redeemable.

Accounting Analysis — December 31, 2013

As of December 2013, in accordance with Accounting Series Release No. 268, Presentation in Financial Statements of ‘Redeemable Preferred Stocks’ (codified in ASC 480-10-S99) (“ASR 268”) and Emerging Issues Task Force Topic No. D-98, Classification and Measurement of Redeemable Securities (codified in ASU 2009-04), the Company concluded that the Equity Interest, including the Fixed Price Put Option attributed to the Service Award and the Purchase Consideration, should be classified as redeemable equity for the year ended December 31, 2013 in our consolidated statement of financial position.

Based on this guidance, the Company concluded that it was appropriate to present the Equity Interest, together with the Fixed Price Purchase Option, as redeemable interest in Ares Operating Group entities for the year ended December 31, 2013.

Accounting Analysis — December 31, 2014

In May 2014, in connection with the Company’s reorganization and initial public offering, pursuant to the original terms of the Service Award, all unvested Equity Interest attributed to the Service Award was automatically 100% vested resulting in the accelerated vesting and expensing of the remaining unrecognized compensation cost associated with the Service Award. At this time, the Company revisited its accounting analysis and concluded that, the Service Award is a tandem award based on guidance contained in ASC 718.

ASC 718-10-20 defines a tandem award as “…an award with two or more components in which exercise of one part cancels the other(s).” The Company determined that the exercise of the Fixed Price Put Option would cancel the Service Award Equity Interest, meeting the definition of a tandem award under ASC 718-10-20. While there is no specific detailed guidance on the practical application of a tandem award within ASC 718 for this type of fixed price repurchase feature, the Company believes that the Service Award is analogous to the tandem award in that the Service Award contains a choice to either receive fixed sum of cash via the Fixed Price Put Option, or an option to receive shares.  As such, the Service Award is accounted for with two components; one for the cash payment obligation associated with the Equity Interest that qualifies the award as a liability; and the other as an option.  The Service Award compensation cost was measured based on the combined value of the two components of the tandem award at the grant date which was recognized over the requisite service period and has been presented in our Consolidated Statements of Financial Condition in the following manner:

• Equity compensation put option liability — equal to the fixed price repurchase amount ($20 million) recognized as stock based compensation expense ratably over the vesting period with a corresponding credit to share-based compensation liability.

• Non-controlling interests in Ares Operating Group (“AOG”) entities — grant date fair value of the option to receive shares ($0.7 million) recognized as stock based compensation expense ratably over the vesting period with a corresponding credit to non-controlling interest in AOG entities.

The table below reflects the impact that applying ASC 718 during 2014 would have had on the Company’s 2013 consolidated financial statements for the period ending December 31, 2013:

($ in thousands)	12/31/13 As Reported	Reclassification	12/31/13 As Adjusted	2014 Activity	12/31/14 As Reported
Equity compensation put option liability	$—	$8,500	$8,500	$11,500	$20,000
Redeemable interest in Ares Operating Group entities	40,751	(15,983)	24,769	(781)	23,988
Non-controlling interests in Predecessor and Ares Operating Group entities	693,409	7,482	700,891	(237,398)	463,493
Equity attributable to Ares Management, L.P	—	—	—	283,639	283,639
Total Equity (excluding Consolidated Funds)	$693,409	$7,482	$700,891	$46,241	$747,132

Applying ASC 718 represented a correction of an accounting error and required reclassifications within the Consolidated Statements of Financial Condition among equity compensation put option liability, redeemable interests in AOG entities and non-controlling interests in Predecessor and AOG entities and did not impact the Consolidated Statements of Operations or the Consolidated Statements of Cash Flows.  This reclassification resulted in a $15.9 million reduction to redeemable interests in AOG entities which the Company presented as a tandem award compensation adjustment within its rollfoward of redeemable interests in AOG entities in 2014.

After consideration of the quantitative and qualitative factors and the authoritative guidance of ASC 250 and Staff Accounting Bulletin (‘SAB”) 99 and 108, the Company concluded that the reclassification of the Service Award from redeemable interests in AOG entities to liability and equity in non-controlling interest AOG entities was not material to the Company’s financial results, as the Company does not believe it is probable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by the reclassification. The reclassification impacted neither the Consolidated Statements of Operations nor controlling interests within equity.

The immaterial reclassification was not disclosed in accordance with ASC 250-10-50-7 - 9, because the Company concluded that this immaterial reclassification did not give rise to a restatement of historical results as required under such provisions. The Company respectfully submits that there was not a substantial likelihood that the reclassification would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available, either quantitatively or qualitatively, for the periods disclosed.

The Company will expand its disclosure in its future filings to discuss the nature and terms in determining the tandem award compensation arrangement.

Note 15. Equity Compensation, page 253

4.                                      We note that the Indicus Partners have a put option and that you have recognized an equity compensation put option liability ($20.0 million) in the Consolidated Statements of Financial Condition at December 31, 2014.  We also note that the aggregate settlement amount was $40.0 million at December 31, 2013; however, it is not clear how the put option was recognized in the corresponding period.  Please explain your accounting analysis for the put option liability at December 31, 2013 and how, or if, the analysis differed at December 31, 2014.  Provide us with the authoritative literature you used to support your accounting treatment.

Response to Comment 4:

As stated in the Company’s response to the Staff’s question #3 above, the Company accounted for the Equity Interest inclusive of the Fixed Price Put Option as redeemable equity for the year ended December 31, 2013 based on ASR 268. Therefore, the fair value of the aggregate settlement amount the Fixed Price Put Option was recognized as redeemable interests in AOG entities at December 31, 2013. In May 2014, the Company re-evaluated the accounting treatment of awards in connection with the acceleration of the vesting provisions associated with the Company’s reorganization and initial public offering and concluded that the Service Award is a tandem award based on guidance contained in ASC 718.  Therefore, the Company corrected the accounting error and reclassified to equity compensation put option liability the amount that had been previously recorded in redeemable interests in AOG entities in the amount of $8.5 million.  Additionally, upon the acceleration of vesting of the Service Award in May 2014, the Company recorded $11.5 million in equity compensation expense with a corresponding entry to equity compensation put option liability, bringing the reported balance to $20.0 million in its Consolidated Statements of Financial Condition as of December 31, 2014.

After consideration of the quantitative and qualitative factors and the authoritative guidance of ASC 250 and Staff Accounting Bulletin (‘SAB”) 99 and 108, the Company concluded that the reclassification of the Service Award from redeemable interests in AOG entities to liability and equity in non-controlling interest Predecessor and AOG entities was not material to the Company’s financial statements, as the Company does not believe it is probable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by the reclassification. The reclassification impacted neither the Consolidated Statements of Operations nor controlling interests within equity.

The immaterial reclassification was not disclosed in accordance with ASC 250-10-50-7 - 9, because the Company concluded that this immaterial reclassification did not give rise to a restatement of historical results as required under such provisions. The Company respectfully submits that there was not a substantial likelihood that the reclassification would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available, either quantitatively or qualitatively, for the periods disclosed.

The Company is providing a copy of the SAB 99 and 108 analyses to the Staff separately as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

****

In connection with this response letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Company’s filings.  Please do not hesitate to call me at 310.921.7250.

Sincerely,

/s/ Michael R. McFerran
Michael R. McFerran
Chief Financial Officer

cc:                                Philippa M. Bond, Proskauer Rose LLP
Michael Weiner, Ares Management, L.P.